EXHIBIT 21.1

PRINCIPAL OPERATING SUBSIDIARIES

State of Incorporation/Organization

Beacon Manufacturing Company	North Carolina

Fieldcrest Cannon, Inc.	Delaware

FCI Corporate LLC	Delaware

FCI Operations LLC	Delaware

Encee, Inc.	Delaware

Pillowtex Canada Inc.	Ontario, Canada

Pillowtex, Inc.	Delaware